Exhibit 99.1

SCUDERIA FERRARI AND BANCO SANTANDER BACK TOGETHER AGAIN, WITH A NEW MULTI-YEAR AGREEMENT

Maranello, 21 December 2022 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) is pleased to announce that, as from next season, Banco Santander will be a team Premium Partner, reviving a collaboration that it previously enjoyed with the Maranello team from 2010 to 2017.

The partnership, covering multiple years, will see the bank’s logo back on the Scuderia cars, on the race suits of drivers, Charles Leclerc and Carlos Sainz, on the caps and will also be present in the Ferrari Driver Academy activities. Banco Santander will also feature in Ferrari Competizioni GT, with its logo on the official cars participating in the FIA World Endurance Championship and on the upcoming Le Mans Hypercar.

In 2020, Banco Santander was the world’s leading bank in renewable energy finance and through its investment bank, Santander CIB, it has dedicated teams that specialises in advising companies in transitioning to a zero emissions economy. Banco Santander will therefore support the Scuderia on its own path to being carbon neutral by 2030.

John Elkann, Chairman, Ferrari:
“It’s an honour to team up again with a global financial institution like Santander, which is committed to responsible banking and has shown leadership in renewable energy finance and ESG advisory services all around the world. We look forward partnering with them to deliver our key objective of becoming carbon neutral by 2030. We believe Formula One with its innovations and technological developments will benefit our industry and ultimately society as a whole.”

Ana Botín, Executive Chairman, Banco Santander:
“We are very excited to work with Ferrari again, and support them in the green transition. Santander is fully committed to tackling climate change, and as Europe’s leading provider of auto finance, we are determined to help the auto industry as it goes green. Our new partnership with Ferrari will accelerate our common progress.”

For further information:
Ferrari Press Office
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977